Exhibit 12

THE HOME DEPOT, INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions, except ratio data)

	Fiscal Year (1)
	2006	2007	2008	2009	2010
Earnings From Continuing Operations Before Income Taxes	$8,502	$6,620	$3,590	$3,982	$5,273
Less: Capitalized Interest	(47)	(46)	(20)	(4)	(3)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	257	279	286	277	278
Interest Expense	437	741	644	680	533

Adjusted Earnings	$9,149	$7,594	$4,500	$4,935	$6,081

Fixed Charges:
Interest Expense	$437	$741	$644	$680	$533
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	257	279	286	277	278

Total Fixed Charges	$694	$1,020	$930	$957	$811

Ratio of Earnings to Fixed Charges (2)	13.2x	7.4x	4.8x	5.2x	7.5x

(1)	Fiscal years 2010, 2009, 2008, 2007 and 2006 refer to the fiscal years ended January 30, 2011, January 31, 2010, February 1, 2009, February 3, 2008 and January 28, 2007, respectively. Fiscal year 2007 includes 53 weeks; all other fiscal years reported include 52 weeks.

(2)	For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings from continuing operations before income taxes) + (fixed charges) – (capitalized interest)

(fixed charges)